

Nasdaq Regulation

Nasdaq

Eun Ah Choi
Senior Vice President
Global Head of Regulatory Operations

January 29, 2026

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Division of Corporation Finance:

This is to certify that on January 28, 2026, The Nasdaq Stock Market (the "Exchange") received from Cyber Hornet Trust (the "Registrant") a copy of the Registrant's application on Form 8-A 12(b) for the registration of the following securities:

Shares of beneficial interest, no par value per share of:

CYBER HORNET S&P 500® and Ethereum 75/25 Strategy ETF

CYBER HORNET S&P 500® and Solana 75/25 Strategy ETF

CYBER HORNET S&P 500® and XRP 75/25 Strategy ETF

We further certify that the securities described above have been approved by the Exchange for listing and registration upon official notice of issuance.

We understand that the Registrant is seeking effectiveness under the Form 8-A 12(b), and we hereby join in such request.

Sincerely,

Eun Ah Choi